

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 8, 2016

Lauren D. Macioce, Esq.
Ropes & Gray
1211 Avenue of the Americas
New York, New York 10036-8704

Re: Stone Ridge Trust V (the "Trust")
File No. 811- 23120; 333-208513

Dear Ms. Macioce:

      We have reviewed the registration statement on Form N-2 filed with the Commission on Dec. 11, 2015, by the Trust. The registration statement concerns an offering of common shares in the Stone Ridge Alternative Lending Risk Premium Fund (the "Fund"), an investment portfolio of the Trust. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

General Comments

1. We note that portions of the filing are incomplete. We may have additional comments on pre-effective amendments to the registration statement, disclosures made in response to this letter, information supplied to us, and/or exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted or intend to submit an exemptive application or no-action request in connection with your registration statement.

3. We are aware of a recent decision in the Second Circuit Court of Appeals that may negatively impact some of the types of investments the Fund proposes to make. In *Madden v. Midland Funding, LLC*, 786 F.3d 246 (2d Cir. 2015) the court held that a debt collector that purchased consumer loans from a national bank was not entitled to rely on the bank's preemption of state usury law. Please advise us whether, and if so how, this case will impact the Fund's investments. In addition, to the extent material, tell us where your disclosure addresses any issues arising from this decision.

<u>Cover Page</u>

4. Please provide a brief definition for "alternative lending-related securities" on the Cover Page, as this is the focus of the Fund.

5. In *Investment Strategy,* it states that "[t]he Fund will pursue its investment objective primarily by investing in alternative lending-related securities that generate interest or other streams of payments and that the Adviser believes offer access to the credit risk premium." The credit risk premium is defined as "the *tendency* for interest payments paid in connection with a pool of such investments to be higher, on average, than principal losses actually experienced across that pool [emphasis added]." Use of the word "tendency" in the definition implies it is likely interest payments will be greater than default losses, whereas this is dependent on a number of factors. Please revise the definition as it is misleading. Please make conforming changes to avoid misleading language throughout the registration statement, including in the second paragraph on page 5, in *Investment Objectives and Principal Investment Policies*.

6. Please confirm to us that the bullets following *Investment Adviser* will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund shares.

7. The fifth bullet states that "[d]istributions may be funded from offering proceeds, which may constitute a return of capital and reduce the amount of capital available for investment." Please include disclosure concerning return of capital within the Prospectus (there is now only a brief reference to it on page 35 in the Statement of Additional Information). The disclosure should explain what a return of capital is and that it generally will not be taxable to you; however, such distributions may reduce basis, which could result in you having to pay higher taxes in the future. Please also disclose that the Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings, and amounts from the Fund's affiliates that are subject to repayment by investors.

8. In *Interval Fund,* in regard to repurchase offers, in addition to stating that "shareholders may only be able to have a portion of their Shares repurchased," please include the disclosure from page 59 in *Oversubscribed Repurchase Offers* stating in bold typeface that, "[t]here is no assurance that you will be able to tender your Shares when or in the amount that you desire."

Prospectus

Prospectus Summary

9. To the extent not already done so, please disclose prominently in an appropriate place within the Prospectus Summary the following risks associated with investment in alternative lending-related securities:

- If a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under the loan, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated, the loan may be unsecured or under-collateralized, and/or it may be impracticable to commence a legal proceeding against the defaulting borrower.

- The securities in which the Fund may invest will not typically be guaranteed or insured by any third-party and will not typically be backed by any governmental authority.

- Prospective borrowers supply a variety of information regarding the purpose of the loan, income, occupation and employment status (as applicable) to the lending platforms. As a general matter, the platforms do not verify the majority of this information, which may be incomplete, inaccurate, false or misleading. Prospective borrowers may misrepresent any of the information they provide to the platforms, including their intentions for the use of loan proceeds.

- These securities are generally not rated by the nationally recognized statistical rating organizations ("NRSROs"). Such unrated instruments may be comparable in quality to securities falling into any of the ratings categories used by such NRSROs. Accordingly, certain of the Fund's unrated investments could constitute a highly risky and speculative investment, similar to an investment in "junk" bonds.

- The securities in which the Fund may invest may have varying degrees of credit risk and the Fund will not be restricted by any borrower credit criteria or credit risk limitation. There can be no assurance that payments due on underlying loans will be made.

- At any given time, the Fund's portfolio may be substantially illiquid and subject to increased credit and default risk. The Shares should be purchased only by investors who could afford the loss of the entire amount of their investment. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.

10. On page 4, in the section *The Offering*, it is disclosed that "upon commencement of investment operations, the Fund will be made available for investment on a priority basis to a group of investors (the "Consortium") who have entered into an arrangement with the Adviser." Please disclose the nature of these "arrangements." Specifically, do these arrangements involve commitments to purchase Fund shares by advisers and representatives? Are these commitments to make future purchases of Fund shares binding on the advisers and representatives in any sense? Are there any consequences to advisers or representatives if they renege on a commitment to buy Fund shares? Do these commitments incentivize advisers and representatives, in any sense, to make future investments in the Fund?

11. On page 5, in the third paragraph of *Investment Objectives and Principal Investment Policies*, it states that the Adviser does not intend to purchase or sell investments "based on an analysis of specific borrowers' abilities to repay their loans." Please further explain how the Adviser determines which securities to buy and sell for the Fund and the extent to which the Adviser relies on the alternative lending platforms' judgment when determining which securities are appropriate for the Fund's portfolio.

12. On page 5, in the third paragraph of *Investment Objectives and Principal Investment Policies*, please provide a definition of an "alternative lending platform". In the same paragraph, the disclosure states that the Fund seeks platforms that "provide exposure to credit risk premiums in the U.S., Europe, Australia, and New Zealand or in other geographic regions." Please disclose how the platforms provide this geographic exposure. Are the borrowers on the platform located in these regions? Does the Fund invest through alternative lending platforms located outside of the U.S.?

13. On page 5, in the fourth paragraph of *Investment Objectives and Principal Investment Policies*, it states that "the Fund pursues its investment objective by investing primarily in alternative lending-related securities, either directly or indirectly… . These securities typically provide the Fund with direct or indirect exposure to whole or fractional loans." Please specify how the Fund invests indirectly in these securities. Please also provide us a detailed analysis as to the determination whether loans (whole and fractional) are securities for purposes of the Securities Act of 1933. Please provide a similar analysis under the Investment Company Act of 1940 (the "1940 Act").

14. Also on page 5, in the fourth paragraph, the second bullet, it states that the Fund considers alternative lending-related securities to include "shares, certificates, notes or other securities representing an interest in and the right to receive principal and interest payments due on whole loans, fractions of whole loans, or pools of whole loans… ." In connection with the analysis provided in response to the previous comment, please advise us how the Fund's loan investments are different from notes, shares, certificates or other securities issued or facilitated by alternative lending platforms. If these securities may represent an entire interest in a particular loan, explain how this is different from a whole loan purchased by the Fund. In addition, please explain to us whether whole loans and

other alternative lending-related securities are treated differently under the securities laws and, if so, tell us any potential consequences for Fund shareholders.

15. On page 5, in the fourth paragraph of *Investment Objectives and Principal Investment Policie*s, the third bullet, describes a component of alternative lending-related securities as "other similar alternative lending-related assets". Please clarify in the disclosure what types of investments this phrase is referring to. In addition, please provide us a summary of each type of alternative lending-related security or asset, including:

- A description of the investment.

- Who is the issuer of the instrument? Is the platform the issuer? If not, why not?

- Who is the obligor?

- Are the instruments registered with the SEC? If not, why not?

- For each investment, what is the Fund's unit of account for the investment?

- For each investment, what does the Fund receive as evidence of its interest in the investment?

- Is the loan agreement or similar agreement directly between the Fund and the borrower or is there an instrument with an intermediary?

- How are the loans (notes) originated and who earns the origination fee?

- For each type of investment, does a bank provide the original financing for the loan?

- Who determines the underwriting standards?

- Who receives any servicing fees?

- Are any investments made through a pooled investment vehicle? If yes, will the pooled vehicles be registered investment companies? If not, on what basis?

16. The fourth bullet in this section on page 5 discloses that the Fund may invest in equity or debt securities "of companies in or related to the alternative lending industry." Please define with more specificity what it means to be "in or related to the alternative lending industry".

17. The fifth bullet in this section on page 5 discloses that alternative lending-related securities may also include "derivative instruments (which *may include* options, swaps or *other derivatives*) that provide exposure to any of the investments the Fund may make

directly [emphasis added]." In addition to the derivatives listed here, please disclose in the Prospectus Summary any other type of derivative the Fund will use as a principal investment strategy. Also, if these derivatives are included in the Fund's 80% test disclosed in the first paragraph on page 6, please confirm to us that for purposes of the test, they are valued at market, and not notional, value.

18. Please disclose how investments will be allocated among those outlined in the five bullets on page 5 (*e.g*., what percentage of the Fund's portfolio will be invested in whole loans?). Please also disclose in this section the Fund's intent to concentrate in the alternative lending industry.

19. In the last paragraph on page 5, it states that "[b]y investing in alternative lending-related securities, the Fund may gain exposure to the credit risk of a variety of different borrower types for a variety of loan purposes." Please disclose how the Fund determines what to invest in. Consider including the following in this disclosure:

- The overall portfolio construction process, including how the Fund will consider average loan maturity and duration, borrower and loan types, and the geographic location of the borrower.

- The process for selecting individual loans, including what information will and will not be available to Fund at the time of the investment. For example, if the Fund intends to rely significantly on the information provided by the lending platforms without verifying it, state so explicitly.

- Whether the Fund will review individual loans and supporting documentation or will rely solely on the information provide to the public via the lending platform.

- Procedures for monitoring the lending platforms the Fund purchases loans on. For example, it is unclear what information the Fund will have access to in order to ensure sound underwriting standards are maintained over time and whether the Fund will be able to review the platform's credit models.

- How the Fund may determine to sell any loans.

20. In the first paragraph on page 6, it states that the "universe of investments [in the Fund] is subject to change under varying market conditions and as alternative lending-related instruments and markets evolve over time". It also states that "[t]he Fund retains the flexibility…to invest in other instruments as the Adviser may consider appropriate from time to time… ." Please confirm to us that any additional investment strategy will be consistent with the risk disclosure provided in the Fund's current registration statement.

21. In the second paragraph on page 6, it discloses that the Fund may use short sales. Please confirm that the costs associated with short sales are reflected in the line item "Other Expenses" in the Fund's fee table.

22. In the third paragraph on page 6, it states that the Fund may invest in alternative lending-related securities from "outside the U.S." If the Fund will invest in securities from emerging markets, disclose so.

23. In the same paragraph on page 6, it states that "the Fund is not restricted in its exposure to any particular platform… ." Please disclose here, or at an appropriate place within the registration statement, the number of lending platforms the Fund will acquire loans from and the approximate percentage the Fund will invest in notes sourced from, or issued by, each platform.

    To the extent that a lending platform will be the note issuer, please explain whether the level of activity may be sufficient to lead to the platform being deemed an affiliate or co-issuer.

    Also, please explain to us how the Fund will satisfy the Asset Diversification Test for being a regulated investment company under Subchapter M of the Internal Revenue Code if the notes the Fund is investing in are all deemed securities issued by the lending platform.

    Furthermore, please clarify whether you will enter into any agreements with the lending platforms other than the types of agreements typically available to all investors on the platform.

    Finally, please describe whether the lending platforms are audited. Please describe what procedures the auditor utilizes to verify the existence of individual loans.

24. In the fifth paragraph on page 6, it states that "[t]he Fund expects to make investments in alternative lending-related securities through one or more wholly-owned and controlled subsidiaries… formed by the Fund." Please describe to us the nature of the Subsidiaries. If a subsidiary is a wholly-owned domestic controlled subsidiary, please confirm to us that the subsidiary is not being used to avoid the requirements of the 1940 Act. If the Fund uses a wholly-owned controlled foreign subsidiary ("CFC") to make investments, please comply with the following requirements:

    - A representation should be provided to the staff that each investment adviser to the CFC and its subsidiaries complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 of the 1940 Act) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. In addition, each investment advisory agreement between the CFC and its subsidiaries and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

    - A representation should be provided that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8 of the 1940 Act) and capital structure and leverage (Section 18 of the 1940 Act) on an aggregate basis with the CFC and its subsidiaries.

- A representation should be provided to the staff that each CFC complies with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act) and identification of each custodian of the CFC and each of its subsidiaries.

- The financial statements of the CFC and its subsidiaries should be consolidated with those of the Fund.

- The character of the fees of the consolidated CFC and its subsidiaries should be retained when populating the Fund's prospectus fee table. The CFC's management fee (including any fees based on the CFC's performance) should be included in "Management Fees," and the remaining operating expenses of the CFC and its subsidiaries should be included in "Other Expenses."

- The CFC and its subsidiaries and their boards of directors should agree to designate agents for service of process in the United States; and the CFC and its subsidiaries and their boards of directors should agree to inspection by the staff of the books and records of the CFC and its subsidiaries, which should be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

25. On page 7, in the first paragraph of *Alternative Lending*, it states that "[o]ften, platforms charge fees to the investors that acquire borrower loans to cover these screening and administrative costs." Please explain to us whether these fees are reflected in the Fund's fee table. If so, where? If the fees are not included, please tell us the reasons why you have not included it.

26. On page 7, in the first paragraph of *Alternative Lending*, the last sentence states that "Some investors, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments." Please provide additional information about the scope of the negotiations and describe the Fund's "general criteria".

27. On page 8, in *Alternative Lending, Shares, Notes or Other Securities*, we note that notes issued by lending platforms are deemed to be securities. *See,* Prosper Marketplace Prospectus, dated October 22, 2015 registering Borrower Payment Dependent Notes and PMI Management Rights (Registration Statement Nos. 333-204880 and 333-204880-01). As the Fund may invest in investments sourced alternative lending platforms, please provide a detailed analysis addressing Rule 140 under the Securities Act of 1933.

28. On page 8, in *Alternative Lending, Debt Securities*, it states that the Fund may invest in debt securities that are "below investment grade". Please disclose these are commonly known as "junk bonds". Please include a reference to junk bonds wherever investment in below investment grade debt is disclosed throughout the registration statement.

29. In the second paragraph on page 8, in *Platform Risk*, it states that the Fund may invest in convertible securities. If these include contingent convertible securities, disclose so and also disclose the specific risks associated with these securities.

30. On page 10, in *Default Risk*, it states that "certain borrowers who seek credit through alternative lending platforms…are otherwise unable to obtain loans through more traditional sources." Please clarify, in approximate terms, what percentage of your investment portfolio is expected to consist of loans to this category of borrower. If material, relocate this disclosure to give it greater prominence. In addition, please include prominent and comprehensive risk disclosure associated with lending to subprime borrowers.

31. Please tell us what information is available to the Fund on alternative lending platforms delinquency and default rates. Please tell us where the Fund obtains the information from and whether the information is sufficient to allow you to monitor trends over time.

32. On page 17, in regard to the disclosure in *Valuation Risk*, FASB Accounting Standards Codification ("ASC") 820 requires entities to develop estimates of fair value from the perspective of a market participant, in absence of observable trade data for a given instrument. ASC 820-10-35-24A states, "The objective of using a valuation technique is to estimate the price at which an orderly transaction to sell the asset or to transfer a liability would take place between market participants at the measurement date under current market conditions." In addition, ASC 820-10 34-36B states, "A reporting entity shall select inputs that are consistent with the characteristics of the asset or liability that market participants would take into account in a transaction for the asset or liability." Please provide us a detailed description of the Fund's valuation policies and procedures, including:

    - A description of the factors the Fund believes a market participant would consider when determining the fair value of the loans.

    - A description of how those factors identified are incorporated into the valuation methodology.

    - An explanation of how the valuation methodology compares with the initial underwriting policies. What factors are considered during initial underwriting and how are those factors considered when subsequently measuring fair value of the loans? For example, explain the role that updated FICO scores have in the valuation methodology.

    - In *Determination of Net Asset Value* on page 60, it states that most of the Fund's holdings in alternative lending-related securities are fair valued based on prices provided by a third-party pricing service. The disclosure does not indicate how the third party determines prices. Please explain the methodology used.

- How does the Fund adjust fair value to reflect changes in interest rates, spread levels, and other market conditions.

- Confirm to us that valuation is determined on an individual loan basis and not on a pool of loans basis.

- Please explain how the Fund monitors the credit quality of the underlying borrowers and how changes to credit quality are incorporated into fair value estimates.

- Please explain how the Fund's valuation methodology contemplates the impact of economic downturns or changes in interest rates.

33. On page 18, regarding the section *Geographic Concentration Risk*, please disclose whether the Fund intends to concentrate in a specific geographic region.

34. On page 19, the Fund discloses risks associated with Investments in Other Pooled Investment Vehicles. Please disclose, both here and in the strategy section, the types of pooled investment vehicles in which the Fund intends to invest. For each type, please specify whether the vehicle is registered or unregistered. If the Fund intends to invest in private equity or hedge funds, please disclose any percentage limitations.

35. On page 20, regarding the section *Derivatives Risk*, please confirm that your disclosure with regard to derivatives is and will be consistent with staff guidance, including the July 30, 2010 letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute.

36. In *Fund Expenses* on page 23, in footnote 3 to the fee table, please confirm to us that the fee waiver described in the footnote will be in effect for at least one year following the effectiveness date of the registration statement. If not, please delete the footnote. Please describe in the footnote if the waiver may be terminated, if so, by whom and under what circumstances. Please also confirm to us that the waiver is reflected in the Example only for the term of the waiver.

37. On page 34, in *Regulatory Risk*, it states that governmental authorities "may impose obligations and restrictions on the platforms' activities or those of other entities involved in the alternative lending process." Please tell us what research you have done on the question of whether the Fund may be treated as the lender by governmental authorities or under the laws outlined on page 35. Please also tell us what steps, if any, the Fund will take to avoid such treatment.

Management of the Fund

38. On page 53, in stating each Portfolio Manager's business experience during the past 5 years, please include dates (year) within the disclosure.

Periodic Repurchase Offers

39. On page 58, in *Suspension or Postponement of Repurchase Offers*, it states that the Fund may suspend or postpone a repurchase offer… "if making or effecting the repurchase offer would cause the Shares that are subject to the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities." As shares of the Fund will not be listed on any security exchange, or may be sold in a secondary market, consider deleting this language.

Determination of Net Asset Value

40. Please revise this section to address how the Fund will value alternative lending-related securities for purposes of calculating NAV. In particular, please explain the process used by the third party service provider for valuing loans. In responding, please advise us generally of the level of secondary trading activity of these loans as well as what objective criteria is or will be available to value the loans in the absence of an active secondary market.

Statement of Additional Information

41. On page 6, in *Additional Information about the Fund's Use of Derivatives*, please note that to avoid creating senior securities, all leveraging must be adequately covered in terms of the asset segregation policies described in Investment Company Act Release 10666, *Securities Trading Practices of Registered Investment Companies* (April 18, 1979) and subsequent no-action letters. Please disclose specifically in this section how the Fund will cover its derivative investments. Please also describe specifically the funds' asset segregation policies with respect to its "physically settled" and "cash settled" derivatives. In addition, please confirm to us that when the Fund acts as a seller of credit default swaps, it will cover the transaction to the full notional value.

42. On page 18, in *Portfolio Turnover*, it states that "[p]ortfolio turnover will not be a limiting factor should the Adviser deem it advisable to purchase or sell securities". Please consider including this disclosure in the Prospectus Summary. If the Fund anticipates portfolio turnover greater than 100%, please also consider including active trading as a principal investment strategy of the Fund.

43. On page 21, in *Fundamental Investment Restrictions of the Fund*, immediately following the Fund's fundamental restrictions, please disclose the extent each of the activities outlined in restriction numbers 1-6 are permitted under the 1940 Act.

44. Also, in restriction number 7 concerning concentration, please delete the phrase "directly or indirectly".

45. On page 22, in *Trustees and Officers, Board of Trustees*, it states that "[t]he Trustees have determined that the Fund's leadership structure is appropriate because it allows the Trustees to effectively perform their oversight responsibilities." In compliance with the requirements of Item 18, Instruction 5(a) of Form N-2, please revise this disclosure to indicate why the Trustees have determined that the Fund's leadership structure is appropriate *given the specific characteristics or circumstances of the Fund*. In addition, disclose the extent of the board's role in the risk oversight of the Fund, such as how the Board administers its oversight function, and the effect that this has on the Board's leadership structure.

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Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel